

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Stephen Girsky
Chief Executive Officer
VectoIQ Acquisition Corp. II
1354 Flagler Drive
Mamaroneck, NY 10543

>Re: **VectoIQ Acquisition Corp. II**
>**Form 10-K for the fiscal year ended December 31, 2021**
>**Filed April 15, 2022**
>**File No. 001-39855**

Dear Stephen Girsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction